UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011

Attached is the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2011, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 5, 2011 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or is being reported separately by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report are being disclosed separately by the registrant in the registrant’s disclosure dated August 5, 2011, a copy of which is being separately furnished under cover of Form 6-K on August 5, 2011.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: August 5, 2011

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2011	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥1,435,158	¥1,192,984
Short-term investments	167,175	335,472
Notes and accounts receivable, trade	2,072,011	1,788,882
Allowance for doubtful accounts (Note 7)	(45,907)	(44,598)
Accounts receivable, other	265,668	270,058
Inventories (Note 2)	314,983	357,990
Prepaid expenses and other current assets	316,328	418,781
Deferred income taxes	244,881	236,506

Total current assets	4,770,297	4,556,075

Property, plant and equipment:
Telecommunications equipment	14,606,718	14,576,489
Telecommunications service lines	14,527,349	14,586,760
Buildings and structures	5,855,282	5,861,288
Machinery, vessels and tools	1,806,355	1,810,070
Land	1,133,675	1,145,165
Construction in progress	312,480	310,919

	38,241,859	38,290,691
Accumulated depreciation	(28,341,219)	(28,484,516)

Net property, plant and equipment	9,900,640	9,806,175

Investments and other assets:
Investments in affiliated companies	581,073	595,109
Marketable securities and other investments	276,178	282,706
Goodwill	747,526	787,303
Software	1,330,085	1,318,932
Other intangibles	287,400	284,848
Other assets	885,444	879,109
Deferred income taxes	886,953	875,100

Total investments and other assets	4,994,659	5,023,107

Total assets	¥19,665,596	¥19,385,357

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2011	June 30, 2011
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥341,567	¥153,444
Current portion of long-term debt	698,476	626,459
Accounts payable, trade	1,379,279	1,034,226
Accrued payroll	475,226	362,930
Accrued interest	12,189	8,844
Accrued taxes on income	208,363	113,024
Accrued consumption tax	37,835	55,241
Advances received	206,572	222,971
Deposit received	81,997	151,947
Other	247,568	239,388

Total current liabilities	3,689,072	2,968,474

Long-term liabilities:
Long-term debt	3,494,198	3,835,661
Obligations under capital leases	34,818	33,714
Liabilities for employees’ retirement benefits	1,535,964	1,544,504
Other	830,612	815,358

Total long-term liabilities	5,895,592	6,229,237

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized — 6,192,920,900 shares Issued — 1,448,659,067 shares at March 31 and June 30, 2011	937,950	937,950
Additional paid-in capital (Note 3)	2,834,029	2,834,144
Retained earnings (Note 3)	5,155,596	5,229,276
Accumulated other comprehensive income (loss)	(303,708)	(288,776)
Treasury stock, at cost (Note 3) — 125,524,000 shares at March 31 and 125,525,880 shares at June 30, 2011	(603,133)	(603,137)

Total NTT shareholders’ equity	8,020,734	8,109,457

Noncontrolling interests	2,060,198	2,078,189

Total equity	10,080,932	10,187,646

Contingent liabilities (Note 8)

Total liabilities and equity	¥19,665,596	¥19,385,357

	Millions of yen
	March 31, 2011	June 30, 2011
Per share of common stock:

NTT shareholders’ equity	¥6,061.92	¥6,128.98

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2010	2011
Operating revenues:
Fixed voice related services	¥554,342	¥501,185
Mobile voice related services	517,805	482,142
IP/packet communications services	815,693	873,416
Sale of telecommunications equipment	166,140	129,012
System integration	274,831	389,791
Other	170,102	161,806

	2,498,913	2,537,352

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	579,011	577,881
Cost of equipment sold (exclusive of items shown separately below)	206,537	168,588
Cost of system integration (exclusive of items shown separately below)	170,598	259,055
Depreciation and amortization	482,152	461,767
Impairment loss	246	89
Selling, general and administrative expenses	720,715	720,697

	2,159,259	2,188,077

Operating income (loss)	339,654	349,275

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,657)	(14,155)
Interest income	5,636	5,176
Other, net	9,980	11,532

	1,959	2,553

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	341,613	351,828

Income tax expense (benefit):
Current	127,507	124,154
Deferred	6,088	17,348

	133,595	141,502

Income (loss) before equity in earnings (losses) of affiliated companies	208,018	210,326
Equity in earnings (losses) of affiliated companies	700	(79)

Net income (loss)	208,718	210,247

Less – Net income attributable to noncontrolling interests	(52,780)	(57,177)

Net income (loss) attributable to NTT	¥155,938	¥153,070

Summary of total comprehensive income (loss):
Net income (loss)	¥208,718	¥210,247
Other comprehensive income (loss) (Note 3)	(8,292)	16,309
Comprehensive income (loss)	200,426	226,556
Less – Comprehensive income attributable to noncontrolling interests	(51,635)	(58,554)

Comprehensive income (loss) attributable to NTT	¥148,791	¥168,002

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,195,454	1,323,134,547
Net income (loss) attributable to NTT	¥117.85	¥115.69

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2010	2011
Cash flows from operating activities:
Net income (loss)	¥208,718	¥210,247
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	482,152	461,767
Impairment loss	246	89
Deferred taxes	6,088	17,348
Loss on disposal of property, plant and equipment	15,599	16,573
Equity in (earnings) losses of affiliated companies	(700)	79
(Increase) decrease in notes and accounts receivable, trade	244,511	301,885
(Increase) decrease in inventories (Note 2)	(30,195)	(41,463)
(Increase) decrease in other current assets	(91,367)	(102,204)
Increase (decrease) in accounts payable, trade and accrued payroll	(251,137)	(349,480)
Increase (decrease) in accrued consumption tax	16,077	16,459
Increase (decrease) in accrued interest	(1,404)	(1,892)
Increase (decrease) in advances received	28,928	14,082
Increase (decrease) in accrued taxes on income	(154,332)	(96,150)
Increase (decrease) in other current liabilities	69,729	59,355
Increase (decrease) in liability for employees’ retirement benefits	8,310	9,300
Increase (decrease) in other long-term liabilities	27,020	(15,847)
Other	(64,633)	(272)

Net cash provided by (used in) operating activities	513,610	499,876

Cash flows from investing activities:
Payments for property, plant and equipment	(395,030)	(373,857)
Payments for intangibles	(126,117)	(118,667)
Proceeds from sale of property, plant and equipment	5,523	2,253
Payments for purchase of non-current investments	(11,312)	(16,102)
Proceeds from sale and redemption of non-current investments	9,757	2,801
Acquisitions of subsidiaries, net of cash acquired	(3,606)	(28,736)
Payments for purchase of short-term investments	(167,609)	(316,598)
Proceeds from redemption of short-term investments	326,478	148,424
Other	9,042	16,880

Net cash provided by (used in) investing activities	¥(352,874)	¥(683,602)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2010	2011
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥159,710	¥417,554
Payments for settlement of long-term debt	(105,680)	(169,271)
Proceeds from issuance of short-term debt	768,104	310,522
Payments for settlement of short-term debt	(769,365)	(499,751)
Dividends paid (Note 3)	(79,392)	(79,388)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	(7)	(7)
Acquisition of treasury stocks by subsidiary	—	(777)
Other	(44,140)	(39,196)

Net cash provided by (used in) financing activities	(70,770)	(60,314)

Effect of exchange rate changes on cash and cash equivalents	199	1,866

Net increase (decrease) in cash and cash equivalents	90,165	(242,174)
Cash and cash equivalents at beginning of period	911,062	1,435,158

Cash and cash equivalents at end of period	¥1,001,227	¥1,192,984

Cash paid during the period for:
Interest	¥15,059	¥17,500
Income taxes, net	¥277,642	¥229,226

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2011, and the consolidated statements of income for the three months ended June 30, 2010 and 2011 and cash flows for the three months ended June 30, 2010 and 2011 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, NTT Group adopted ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Certain Revenue Arrangements That Include Software Elements

Effective April 1, 2011, NTT Group adopted ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

(2) Recent Pronouncements

In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. This ASU will be effective for interim and annual reporting periods beginning on or after December 15, 2011, with early adoption prohibited. Management is currently evaluating the impact of the adoption of this ASU.

In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income.” This ASU requires comprehensive income to be reported in either a single continuous statement or in two separate but consecutive statements reporting net income and other comprehensive income, and eliminates the option to report other comprehensive income and its components in the statement of changes in stockholder’s equity. This ASU also requires entities to continue to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. This ASU will be effective retrospectively for the presentation of other comprehensive income in fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2010 and 2011, there is no difference between basic EPS and diluted EPS.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2011.

2. Inventories:

Inventories at March 31 and June 30, 2011 comprised the following:

	Millions of yen
	March 31, 2011	June 30, 2011

Telecommunications equipment to be sold and materials	¥157,318	¥158,641
Projects in progress	94,334	123,965
Supplies	63,331	75,384

Total	¥314,983	¥357,990

3. Equity:

Outstanding shares and treasury stock–

The changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2011 and for the three months ended June 30, 2011 were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2010	1,574,120,900	250,923,665
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	111,369
Resale of treasury stock to holders of less-than-one-unit shares	—	(49,201)
Cancellation of treasury stock under resolution of the board of directors	(125,461,833)	(125,461,833)

Balance at March 31, 2011	1,448,659,067	125,524,000

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	4,210
Resale of treasury stock to holders of less-than-one-unit shares	—	(2,330)

Balance at June 30, 2011	1,448,659,067	125,525,880

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years, with one-half of the treasury stock cancelled during the 2010 calendar year and the remainder of the treasury stock to be cancelled during the fiscal year ending March 31, 2012.

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock and on November 15, 2010 NTT cancelled these shares. As a result of this cancellation, “Additional paid-in capital” and “Retained earnings” decreased by ¥916 million and ¥601,976 million, respectively.

No treasury stock was cancelled for the three months ended June 30, 2011.

On May 13, 2011, the board of directors resolved that NTT may acquire up to a total not exceeding 60 million outstanding shares of its common stock at an amount in total not exceeding ¥280 billion from May 16, 2011 through September 30, 2011. Based on this resolution, NTT repurchased 57,513,600 shares of treasury stock (common stock) at ¥223,440,336,000 on July 5, 2011 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3).

Dividend –

Cash dividends paid for the three months ended June 30, 2011 were as follows:

Resolution	The shareholders’ meeting on June 23, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,388 million
Cash dividends per share	¥60
Date of record	March 31, 2011
Date of payment	June 24, 2011

Changes in equity–

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the three months ended June 30, 2010 and 2011 were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥7,788,153	¥1,982,726	¥9,770,879
Dividends paid to NTT Shareholders	(79,392)	—	(79,392)
Dividends paid to noncontrolling interests	—	(42,975)	(42,975)
Acquisition of treasury stock	(29)	—	(29)
Resale of treasury stock	22	—	22
Other equity transactions	(5,095)	2,709	(2,386)
Net income (loss)	155,938	52,780	208,718
Other comprehensive income (loss)	(7,147)	(1,145)	(8,292)
Unrealized gain (loss) on securities	(13,144)	(2,534)	(15,678)
Unrealized gain (loss) on derivative instruments	(1,068)	(53)	(1,121)
Foreign currency translation adjustments	7,345	1,473	8,818
Pension liability adjustments	(280)	(31)	(311)
Balance at June 30, 2010	¥7,852,450	¥1,994,095	¥9,846,545

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥8,020,734	¥2,060,198	¥10,080,932
Dividends paid to NTT Shareholders	(79,388)	—	(79,388)
Dividends paid to noncontrolling interests	—	(42,922)	(42,922)
Acquisition of treasury stock	(15)	—	(15)
Resale of treasury stock	9	—	9
Other equity transactions	115	2,359	2,474
Net income (loss)	153,070	57,177	210,247
Other comprehensive income (loss)	14,932	1,377	16,309
Unrealized gain (loss) on securities	5,003	3,130	8,133
Unrealized gain (loss) on derivative instruments	(3,631)	(2,992)	(6,623)
Foreign currency translation adjustments	12,065	1,507	13,572
Pension liability adjustments	1,495	(268)	1,227
Balance at June 30, 2011	¥8,109,457	¥2,078,189	¥10,187,646

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value of assets and liabilities are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2011 were as follows:

	Millions of yen
	March 31, 2011
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥74,834	¥74,722	¥112	¥—
Foreign equity securities	101,679	101,679	—	—
Domestic debt securities	23,570	5,190	14,077	4,303
Foreign debt securities	8,046	33	8,013	—
Derivatives:
Forward exchange contracts	832	—	832	—
Interest rate swap agreements	1,281	—	1,281	—
Currency swap agreements	1,608	—	1,608	—
Currency option agreements	1	—	1	—

Liabilities
Derivatives:
Forward exchange contracts	1,035	—	1,035	—
Interest rate swap agreements	1,921	—	1,921	—
Currency swap agreements	9,529	—	9,529	—
Currency option agreements	¥1,860	¥—	¥1,860	¥—

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

	Millions of yen
	June 30, 2011
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥74,518	¥74,410	¥108	¥—
Foreign equity securities	103,725	103,725	—	—
Domestic debt securities	26,581	5,199	17,082	4,300
Foreign debt securities	9,846	89	9,757	—
Derivatives:
Forward exchange contracts	206	—	206	—
Interest rate swap agreements	896	—	896	—
Currency swap agreements	4,336	—	4,336	—

Liabilities
Derivatives:
Forward exchange contracts	944	—	944	—
Interest rate swap agreements	1,949	—	1,949	—
Currency swap agreements	238	—	238	—
Currency option agreements	¥1,844	¥—	¥1,844	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data

(*3)	Unobservable inputs

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

Available-for-sale securities -

Available-for-sale securities comprises marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives -

Derivatives comprises forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended June 30, 2010 and 2011 were immaterial.

5. Business segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s chief operating decision maker uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen
For the three months ended June 30	2010	2011

Regional communications business -
Customers	¥836,767	¥813,285
Intersegment	120,337	111,293

Total	957,104	924,578

Long distance and international communications business -
Customers	278,137	379,166
Intersegment	24,589	26,272

Total	302,726	405,438

Mobile communications business -
Customers	1,077,556	1,040,099
Intersegment	11,688	7,190

Total	1,089,244	1,047,289

Data communications business -
Customers	233,327	240,572
Intersegment	31,046	30,496

Total	264,373	271,068

Other -
Customers	73,126	64,230
Intersegment	174,208	167,448

Total	247,334	231,678
Elimination	(361,868)	(342,699)

Consolidated total	¥2,498,913	¥2,537,352

Segment profit:

	Millions of yen
For the three months ended June 30	2010	2011

Segment profit:
Regional communications business	¥41,531	¥24,640
Long distance and international communications business	21,183	31,025
Mobile communications business	239,069	266,601
Data communications business	14,100	13,913
Other	10,642	9,159

Total	326,525	345,338
Elimination	13,129	3,937

Consolidated operating income	¥339,654	¥349,275

Transfers between reportable businesses are made at arm’s-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2010 and 2011.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three months ended June 30, 2010 and 2011 were ¥58,209 million and ¥57,528 million, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financial receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for credit losses for the three months ended June 30, 2011 and allowance for credit losses and financing receivables at June 30, 2011 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2011	7,593	26,391	12,091	4,877	73	51,025
Provision	729	—	127	1,374	—	2,230
Charge off	(1,019)	(603)	(580)	(1,239)	(13)	(3,454)
Reversal and other	(326)	(255)	—	(213)	1	(793)
Balance at June 30, 2011	6,977	25,533	11,638	4,799	61	49,008
Collectively evaluated for impairment	4,968	14,081	5,649	4,799	2	29,499
Individually evaluated for impairment	2,009	11,452	5,989	—	59	19,509

Financing receivable:
Balance at June 30, 2011	317,398	416,471	64,497	203,622	760	1,002,748
Collectively evaluated for impairment	314,934	401,902	54,528	203,622	473	975,459
Individually evaluated for impairment	2,464	14,569	9,969	—	287	27,289

8. Contingent liabilities:

Contingent liabilities at June 30, 2011 for loans guaranteed amounted to ¥32,180 million.

At June 30, 2011, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

There were no significant subsequent events other than those described in other footnotes of these consolidated financial statements.